OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WorldGate Communications, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
98156L307
(CUSIP Number)
Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 28th Floor
Miami, FL 33131
(305) 374-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	98156L307

1	NAMES OF REPORTING PERSONS: Antonio Tomasello

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Venezuela

	7	SOLE VOTING POWER:

NUMBER OF		2,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,000,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ITEM 1.	SECURITY AND ISSUER.
This statement relates to the common stock, $.01 par value per share (the “Common Stock”), of WorldGate Communications, Inc. (the “Company”), whose principal executive offices are located at 3190 Tremont Avenue, Suite 100, Trevose, Pennsylvania 19053.

ITEM 2.	IDENTITY AND BACKGROUND.
(a)	Antonio Tomasello (the “Reporting Person”)

(b)	Avenida Cristobal Colon Residencias Vista Azul Penthouse A Cumana, Estado Sucre 6101 Venezuela

(c)	President, Metalinvest, S.A. Avenida Cristobal Colon Edificio Vista Azul PH — D Cumana, Estado Sucre 6101 Venezuela

(d)	None

(e)	None

(f)	Venezuela

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Person has used personal funds to make all acquisitions of Common Stock currently owned by him.

ITEM 4.	PURPOSE OF TRANSACTION.
The Reporting Person has acquired the securities described herein for investment purposes only. The Reporting Person does not have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
(a)	As of the date of this Schedule 13D, the Reporting Person owns 2,000,000 shares of Common Stock. In the aggregate, this represents approximately 5.05% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934.

(b)	The Reporting Person has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 2,000,000 shares of the Company’s Common Stock.

(c)	The Reporting Person has effected the transactions listed below in shares of the Company’s Common Stock during the last 60 days. Each of these transactions was effected by means of brokerage transactions on the NASDAQ stock market.

	Number of Shares of
Trade Date	Common Stock	Type of Trade	Price Per Share Paid
6/9/2006	4,000	buy	$1.49
6/12/2006	20,000	buy	$1.4888
6/12/2006	16,000	buy	$1.45
6/13/2006	10,000	buy	$1.4
6/14/2006	10,000	buy	$1.29
6/14/2006	10,000	buy	$1.39
6/14/2006	20,000	buy	$1.3858
6/14/2006	20,000	buy	$1.38
6/15/2006	10,000	buy	$1.29
6/19/2006	6,500	buy	$1.3
6/21/2006	10,000	buy	$1.28
6/21/2006	10,000	buy	$1.3
6/21/2006	3,500	buy	$1.5857
6/23/2006	8,700	buy	$1.5013
6/26/2006	10,000	buy	$1.43
6/26/2006	10,000	buy	$1.4
6/28/2006	-10,000	sell	$1.6
6/28/2006	10,000	buy	$1.39
6/28/2006	2,400	buy	$1.41
6/30/2006	10,494	buy	$1.52
7/3/2006	6,088	buy	$1.55
7/5/2006	10,000	buy	$1.49
7/5/2006	5,000	buy	$1.47
7/7/2006	705	buy	$1.45
7/10/2006	10,000	buy	$1.4441
7/10/2006	5,000	buy	$1.43
7/11/2006	3,000	buy	$1.41
7/11/2006	3,000	buy	$1.41
7/11/2006	5,000	buy	$1.42
7/11/2006	10,000	buy	$1.41
7/12/2006	30,000	buy	$1.41
7/12/2006	1,000	buy	$1.4
7/12/2006	20,000	buy	$1.4443
7/12/2006	10,000	buy	$1.4389
7/14/2006	10,000	buy	$1.38
7/14/2006	3,700	buy	$1.38
7/14/2006	5,000	buy	$1.4
7/14/2006	6,400	buy	$1.41
7/14/2006	538	buy	$1.42
7/14/2006	5,000	buy	$1.43
7/18/2006	9,150	buy	$1.37
7/18/2006	5,000	buy	$1.35
7/18/2006	5,000	buy	$1.33
7/19/2006	48,450	buy	$1.3641
7/20/2006	20,000	buy	$1.32
7/26/2006	4,200	buy	$1.38
7/27/2006	3,300	buy	$1.37
7/27/2006	10,375	buy	$1.36

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 7, 2006

/s/ Antonio Tomasello
Antonio Tomasello

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).